FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

Questions for the week ending 7/1
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

Labor, Employment, and Benefits
Q: Does America West have any incentive package in place for keeping key management personnel in place through the merger?
A: We do not currently have any incentive package in place for keeping key management in place. However, that is not to say that we won’t look at a program that provides an incentive for key managers who the Board wants to ensure remain with America West during the integration and beyond. This is a sensitive subject because many employees feel retention programs are unfair. However, the Board has to consider how it retains key management talent in a world where recruiters actively solicit our management for other opportunities both within and outside of the industry. It is important that we pick and maintain a great leadership team to guide us through this merger and beyond.

Q: What is America West’s policy on assisting employees who may be laid off from the merger?
A: First we should reiterate that we hope to avoid layoffs and furloughs through attrition or by offering voluntary programs. For represented employees, any furloughs would be handled per the collective bargaining agreement covering that work group. For non-represented employees (i.e. support staff, analysts, management, etc.), if an America West employee is not selected for the new team and is replaced by a US Airways employee, the company will explore a fair process for working with the employee to ease the transition. At this point, we aren’t certain about what kind of assistance we will offer, but we’ll clearly communicate with employees once we have designed that element of our transition plan.

Q: US Airways recently revised its profit-sharing plan. Is the new company committed to the same profit-sharing terms?
A: We know our employees want the opportunity to share in the profits of our new airline, and we are committed to looking at profit sharing as a potential element in the compensation packages we offer to employees post-merger. We have a lot of work to do between now and closing (anticipated for early October), including analyzing the different compensation and benefits offered by each of the standalone airlines and designing something that works for our combined airline. As we make decisions through this process, we will let employees know what changes may occur post-merger and when we expect those changes to take effect.

Operations
Q: With several 757s moving to the Hawaii service, how are we going to make up for them in our route system? Load factors systemwide are already high. Removing seats from the current system would seem to be the wrong move.
A: It always makes sense to deploy aircraft assets where they will be most beneficial to the system and the planning and scheduling team is confident that routes to Hawaii will be a major addition to the America West network.

It’s true our loads are high right now, but high loads don’t always translate to profitability. When we adjust our schedule for Hawaii service, we can replace less profitable flying with Hawaii routes. We continually alter schedules and aircraft types in order to make the best use of our assets – aircraft in this case – and, with proper planning, we can do so with minimal disruption to passengers and without seeing a decrease in load factor. More importantly, we can do so in a way that positively influences the bottom line.

Q: Will we see concept photos of the new livery (i.e. aircraft paint scheme)?
A: Discussions continue regarding a possible new look for the US Airways livery and we know employees are anxiously awaiting the results. (“Will it be navy blue? Will it remain in our colors? Will it be something new entirely?”)

A decision has not yet been made but, yes, if and when a new look is chosen, we’ll provide concept photos for employees through our normal communication channels.

Q: Are the seven A320 aircraft the combined airline is expected to take delivery by the end of February 2006 going to be based in PHX?
A: It’s still too early to determine deployment of future aircraft deliveries. However, if the merger closes this fall as planned, some of our aircraft could be flying within the US Airways system (with our crews, maintenance, etc.) by early next year. This might include flights between hubs, for example. As we get closer to the merger closing we’ll be able to provide more information regarding aircraft scheduling and utilization. There are still a lot of moving pieces with respect to scheduling for the new combined airline.

General
Q: How can US Airways be going about selling “assets” while we are all in the process of merging our two companies?
A: US Airways is still operating as a separate company and we should not, and legally cannot, run their business for them. We are confident that US Airways is acting in the best interest of their company while being mindful of our potential merger.

Q: Are the eight people on the Steering Committee going to make up the executive team at the new company?
A: No, not necessarily. While some of those individuals may make up the senior leadership team of the new combined company, those decisions have not yet been made (with the exception of Doug Parker). The Steering Committee, which consists of four executive officers from each company, was created to help lead both companies through the closing date of the merger (roughly September 30) and then through the end of the year as we lay out the transition plan. They will also oversee the integration plan that Scott Kirby is leading. Besides Doug Parker, officers for the new airline have not yet been selected; however, employees will be among the first to know when the new company’s team is in place.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, US Airways has filed a registration statement, including a proxy statement of America West, and other materials with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.